Exhibit 99.1

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

2 October 2013

Announcement of ADS Subscription Price

We, Barclays PLC, a public limited company organized under the laws of England and Wales (“Barclays”), issued to holders of Barclays ordinary shares, nominal value 25 pence (“ordinary shares”), transferable rights to buy new ordinary shares (“new ordinary shares”) and, through JPMorgan Chase Bank, N.A. (“J.P. Morgan” or the “ADS rights agent”), our ADS depositary and ADS rights agent, to holders of Barclays American Depositary Shares (“ADSs”), transferable rights to subscribe for new ADSs (“new ADSs”), pursuant to a rights issue (the “Rights Issue”). The Rights Issue, as it relates to holders of ADS rights, expired on October 1, 2013, and following are further details of the Rights Issue as it relates to holders of ADS rights:

•	The actual subscription price of $12.004280 per offered ADS was determined by Barclays to be the U.S. dollar equivalent of four times the ordinary share subscription price of 185 pence per new ordinary share on October 2, 2013. Barclays determined the actual U.S. dollar ADS subscription price by converting the ordinary share subscription price from pounds sterling into U.S. dollars at a rate of $1.6222 per pound sterling (the spot rate as published by Bloomberg at 12:00 p.m. (New York City time) on October 2, 2013).

•	To subscribe for new ADSs, holders of ADS rights were required to deposit with J.P. Morgan, the ADS rights agent, $12.34 per new ADS so subscribed, which represented 105% of the estimated ADS subscription price as of September 13, 2013. The ADS deposit amount exceeded the actual ADS subscription price by $0.335720 per new ADS. The ADS rights agent will refund such excess U.S. dollar deposit price to the subscribing ADS rights holders without interest.

•	The ADS depositary will issue the new ADSs promptly following the delivery of the underlying new ordinary shares to the ADS depositary’s custodian by credit to its book-entry account in the CREST settlement system, which delivery to the custodian is expected to be on or about October 4, 2013.

ENQUIRIES

For further information, please contact:

Barclays PLC

Analysts and Investors

Ilene Fiszel Bieler

+1 (212) 526 4262

Media

Michael O’Looney

+1 (212) 412 5876

U.S. Information Agent for the Rights Issue

D.F. King & Co. Inc.

(800) 269 6427 (toll-free from the United States and Canada)

+1 (212) 269 5550 (collect from outside the United States and Canada)

Important Information

The terms defined in the UK Prospectus (the “Prospectus”) published on 16 September 2013 shall have the same meaning when used in this announcement. The Prospectus is available on Barclays’ website at Barclays.com/rightsissue.

This announcement shall not constitute, or form part of, an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in this announcement, in any jurisdiction in which such offer, invitation, solicitation, or sale would be unlawful.

Notice to US investors and ADS holders

In the United States, the Rights Issue is being made pursuant to the prospectus (the “US Prospectus”) that Barclays filed with the U.S. Securities and Exchange Commission (“SEC”) on 16 September 2013. Barclays has filed a registration statement on Form F-3 (Registration No. 333-173886) for the offering to which this announcement relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or, in the case of the US Prospectus, by accessing the Barclays website at Barclays.com/rightsissue. Alternatively, copies of the US Prospectus, may be obtained by contacting D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, +1 (800) 269-6427 (toll free in the U.S. and Canada) or +1 (212) 269-5550 (call collect from outside the U.S. and Canada).

Notice to Canadian investors

In Canada, the Rights Issue is being made pursuant to a Canadian offering memorandum that includes the US Prospectus (the “Canadian Offering Memorandum”). The Canadian Offering Memorandum is available for free by accessing Barclays’ website at Barclays.com/rightsissue. If you are a holder in Canada of Existing Ordinary Shares or ADSs of Barclays, you may contact the bank, broker or financial intermediary through which you hold your Existing Ordinary Shares or ADSs to request a copy of the Canadian Offering Memorandum. Copies of the Canadian Offering Memorandum may also be obtained by contacting D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, +1 (212) 269-5550 (call collect) or +1 (800) 269-6427 (toll free in the US and Canada).

Notice to all investors

Barclays Bank PLC, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Merrill Lynch International, J.P. Morgan Securities plc, RBC Europe Limited (trading as RBC Capital Markets), Morgan Stanley Securities Limited, which are each authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, Credit Suisse AG, London Branch which is authorised and regulated by FINMA in Switzerland, authorised by the Prudential Regulation Authority in the United Kingdom and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom (details about the extent of Credit Suisse AG, London Branch’s regulation by the Prudential Regulation Authority are available from Credit Suisse, AG London Branch on request) and Deutsche Bank AG which is authorised under German Banking Law (Competent authority: BaFin—Federal Financial Supervising Authority) and authorised and subject to limited regulation by the Financial Conduct Authority in the United Kingdom, BNP Paribas which is authorised under French Banking Law (competent authority: Autorité de Contrôle Prudentiel), Banco Santander S.A. which is authorised under Spanish Banking Law (Competent authority: Bank of Spain and Comisión Nacional del Mercado de Valores), Mediobanca – Banca di Credito Finanziario S.p.A. which is authorised under Italian Banking Law (Competent authority: Banca D’Italia and Commissione Nazionale per le Società e la Borsa), ING Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank), ABN AMRO Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank) and SMBC Nikko Capital Markets Limited which is regulated by the Financial Conduct Authority in the United Kingdom (together, the “Banks”), are acting exclusively for Barclays and are acting for no one else in connection with the Rights Issue and will not regard any other person as a client in relation to the Rights Issue and will not be responsible to anyone other than Barclays for providing the protections afforded to their respective clients, nor for providing advice in connection with the Rights Issue or any other matter, transaction or arrangement referred to herein. Apart from the responsibilities and liabilities, if any, which may be imposed on Credit Suisse Securities (Europe) Limited as sponsor by the FSMA, none of the Banks accept any responsibility or liability whatsoever for, or make any representation or warranty, express or implied with respect to, the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with Barclays or Nil Paid Rights, Fully Paid Rights, Provisional Allotment Letters, New Ordinary Shares or the Rights Issue and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of the Banks accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement or any such statement.

This announcement is not a prospectus or an extract from, a summary or abridged version of a prospectus but an advertisement and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to New Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful. Investors should not acquire any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of information contained in the Prospectus or the US Registration Statement (including the US Prospectus) (as applicable). The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The information is subject to change.

The distribution or release, directly or indirectly, of this announcement, the Prospectus and/or the Provisional Allotment Letter and/or Sharestore Form of Instruction and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into a jurisdiction other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

Neither the content of Barclays’ website (or any other website) nor any website accessible by hyperlinks on Barclays’ website (or any other website) is incorporated in, or forms part of, this announcement.